Filed by Lakeshore Acquisition II Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nature’s Miracle, Inc.

Commission File No. 001-41317

Lakeshore Acquisition II Corp. Announces Effectiveness of Registration Statement and Date for General Meeting to Approve Proposed Business Combination with Nature’s Miracle

Extraordinary General Meeting Scheduled for February 15, 2024

Stockholders of Record as of January 10, 2024 are Eligible to Vote at the Meeting

NEW YORK, Feb. 02, 2024 (GLOBE NEWSWIRE) -- Lakeshore Acquisition II Corp. (NASDAQ: LBBB) (“Lakeshore”), a publicly traded special purpose acquisition company, today announced that the registration statement on Form S-4 (the “Registration Statement”) in connection with its previously announced proposed business combination (the “Business Combination”) with Nature’s Miracle, Inc. (“Nature’s Miracle”), a leader in the controlled environment agriculture industry, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Lakeshore, Nature’s Miracle and the Business Combination.

Lakeshore also announces that its extraordinary general meeting (the “Meeting”) to consider and vote upon the Business Combination and related matters has been set for February 15, 2024 at 10:00 a.m. ET. Shareholders of record as of January 10, 2024 (the “Record Date”) are eligible to attend and vote at the Meeting which will be accessible by visiting https://www.cstproxy.com/lakeshoreacquisitionii/2024.

The closing of the Business Combination is subject to approval by Lakeshore’ shareholders, and the satisfaction of other customary closing conditions.

To register and receive access to the Meeting, registered shareholders and beneficial shareholders (those holding shares through a brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement included in the Registration Statement.

About Lakeshore Acquisition II Corp.

Lakeshore Acquisition II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

About Nature’s Miracle Inc.

Nature’s Miracle (www.Nature-Miracle.com) is a growing agriculture technology company providing services to growers in the Controlled Environment Agriculture (“CEA”) industry which also include vertical farming in North America. Nature’s Miracle offers hardware to design, build and operate various indoor growing settings including greenhouse and indoor-growing spaces. Nature’s Miracle, through its two wholly-owned subsidiaries (Visiontech Group, Inc. and Hydroman, Inc.), provides grow lights as well as other hydroponic products to hundreds of indoor growers in North America. Nature’s Miracle has also developed a robust pipeline to build commercial-scale greenhouse in the U.S. and Canada to meet the growing needs of fresh and local vegetable products. Nature’s Miracle has established its first manufacturing footprint in North America with its grow-light assembly plant in Manitoba, Canada and is expected to set up additional manufacturing/assembly facilities in North America.

Nature’s Miracle Inc. and Lakeshore Acquisition II Corp. previously announced that they entered into a definitive business combination agreement (the “Merger Agreement”). Upon closing, the combined company is expected to change its name to Nature’s Miracle Holding Inc. and its common stock is expected to be traded on the Nasdaq Global Market.

Important Information and Where to Find It

This press release includes information about a proposed business combination between Lakeshore and Nature’s Miracle. Lakeshore’s subsidiary has filed a Registration Statement on Form S-4 relating to the business combination. A definitive proxy statement will be mailed to Lakeshore’s shareholders as of the record date for voting at the shareholders’ meeting relating to the proposed transactions. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lakeshore’s shareholders and other interested persons are advised to read, the Registration Statement on Form S-4 and definitive proxy statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about Nature’s Miracle, Lakeshore and the proposed business combination. The Registration Statement on Form S-4 and the definitive proxy statement and other documents filed with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Lakeshore, 667 Madison Avenue, New York, NY 10065.

Participants in the Solicitation

Lakeshore, certain shareholders of Lakeshore, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Lakeshore’s shareholders with respect to the proposed business combination. A list of the names of Lakeshore’s directors and executive officers and a description of their interests in Lakeshore is contained in Lakeshore’s Registration Statement on Form S-4, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to Lakeshore, 667 Madison Avenue, New York, NY 10065. Additional information regarding the interests of such participants are contained in the Registration Statement on Form S-4 and proxy statement for the proposed business combination.

Nature’s Miracle and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Lakeshore in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the proxy statement for the proposed business combination.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. You should carefully consider the foregoing and the other risks and uncertainties described in the “Risk Factors” section of proxy statement, and other documents filed by Lakeshore from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and neither Nature’s Miracle nor Lakeshore assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. Neither Lakeshore nor Nature’s Miracle gives any assurance that either Lakeshore or Nature’s Miracle, or the combined company, will achieve its expectations.

Non-solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Lakeshore, Nature’s Miracle or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts:

Lakeshore Acquisition II Corp.

Bill Chen

Chief Executive Officer

Lakeshore Acquisition II Corp.

+1(917) 327 - 9933

bchen65@126.com

Nature’s Miracle, Inc.

info@nature-miracle.com